ENTEGRIS, INC.
129 Concord Road
Billerica, MA 01821

May 4, 2023

VIA EDGAR

Nudrat Salik and Jeanne Baker
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Industrial Applications and Services
100 F Street, N.E.
Washington, D.C. 20549

Re: Entegris, Inc.
Form 10-K for the Year Ended December 31, 2022
Form 8-K Filed February 14, 2023
File No. 001-32598

Dear Ms. Nudrat Salik and Ms. Jeanne Baker:

This letter relates to comments received by Entegris, Inc. (“Entegris” or the “Company”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 24, 2023 (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2022, filed with the Commission on February 23, 2023 (the “Form 10-K”) and the Form 8-K filed on February 14, 2023 (the “Form 8-K”), File No. 001-32598.

For the Staff’s convenience, the text of the Staff’s comment is set forth below in bold and followed by the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Form 8-K, as applicable.

Form 8-K Filed February 14, 2023

Exhibit 99.1, page 10

1. We note your response to comment 2. Please address the following:

• Confirm you will expand your disclosures related to integration costs as well as contractual and non-cash integration costs to provide a discussion of the components of each of these adjustments along with quantification of the components;

The Company acknowledges the comment and confirms that in future filings we will expand our disclosures related to integration costs as well as contractual and non-cash integration costs to provide a discussion of the components of these adjustments along with quantification of the components.

• We note that integration costs include employee-related costs related to severance and retention. Quantify the amount associated with severance and retention separately;

ENTEGRIS PROPRIETARY AND CONFIDENTIAL – INTERNAL

Please see the quantification of the employee-related integration costs associated with severance and retention in the table below.  In future filings we will quantify the severance and retention costs separately as well major categories of other items within integration costs.

Integration Costs (in thousands)	FY 2022
Professional Fees	$35,422
Severance	6,269
Retention	1,987
Other employee related costs and other	7,053
Total	$50,731

• We note that there are retention costs included in the integration costs line item as well as CMC retention costs included in the contractual and non-cash integration costs line item. Tell us the periods over which these types of compensation costs are expected to be incurred. For retention costs that extend beyond a year, please further explain how you determined that the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022; and

In connection with our acquisition of CMC Materials, Inc. (“CMC”), which closed on July 6, 2022 (the “Closing Date”), and pursuant to the merger agreement, CMC established a cash retention program (the “CMC Retention Program”) to promote retention and to incentivize efforts to consummate the merger and effectuate the integration. Awards under the CMC Retention Program were contingent upon the recipient’s continued employment through certain dates, subject to earlier payout upon certain qualifying termination events occurring after the closing. The terms of the retention awards granted to CMC employees under the CMC Retention Program provide that 50% of each such award will vest on the closing date and the remaining 50% will vest on the six month anniversary of the closing date, in each case subject to the employee’s continued employment in good standing through each such date. The retention pool was approximately $18 million.  Per the terms of the CMC Retention Program, substantially all awards were paid out within one year of closing.

In addition to the CMC Retention Program, Entegris entered into retention arrangements (“Entegris Retention Program”) with certain employees of both CMC and Entegris to support the integration of CMC into our business operations system, process and system consolidation and transformational activities around portfolio assessment and related actual and potential divestitures.  The total amount subject to the Entegris Retention Program is approximately $5 million.  Retention agreements with these individuals were structured to last until the expected achievement of certain strategic integration milestones. Given the size of the CMC acquisition, and the complexity of the integration and related strategic initiatives, we retained certain employees for longer than one year post-closing. These integration activities require considerable planning and resources that are not part of our ordinary cost structure.  The Entegris Retention Program consists of retention agreements with terms generally ranging from 6 months to 12 months, with several lasting approximately 18 months.

It is our policy to include in our Non-GAAP adjustments employee retention that we do not believe are recurring in nature, such as the CMC Retention Program and the Entegris Retention Program, and we believe this helps investors understand our current financial performance on a comparable basis period over period.  To the extent retention costs are incurred because a resource is deemed essential to running the business, we would treat and present those costs as normal operating costs.

ENTEGRIS PROPRIETARY AND CONFIDENTIAL – INTERNAL

We believe that our presentation of employee retention costs that we reported in our Non-GAAP measures is permissible under the Commission’s rules and the Staff’s guidance and accurately reflects the management of our business.  We believe that, by excluding certain non-recurring employee retention costs, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period over period. Further, the Company’s management believes that using and presenting non-GAAP measures that exclude these costs is a useful supplement for investors to GAAP disclosures because they enhance investors’ understanding of trends in operating the business without the effect of non-recurring costs associated with certain strategic initiatives related to the CMC acquisition.

• For professional services included in integration costs line item, confirm that there are no ongoing payments associated with these professional services. Otherwise, tell us the periods over which these services are expected to be incurred and further explain how you determined the adjustment for these costs is appropriate. Refer to Question 100.01 of the Non-GAAP Financial Measures Compliance & Disclosure Interpretations, as updated December 13, 2022.

The costs associated with professional services that are included in the integration costs line item are to support the integration of our recent acquisition of CMC into the Company. As described above, following the completion of this transaction, the Company is implementing certain strategic initiatives, including related to business integration and portfolio assessment, and has incurred professional services costs in connection with such initiatives. These costs do not represent normal, recurring cash operating expenses required to operate the business. Rather, these costs are incurred in order to strategically integrate and optimize efficiencies from the CMC acquisition across the Company’s business and to assess the strategic fit of the acquired CMC portfolio to permanently alter the Company’s operations for the long-term following the completion of the transaction. Further, given the nature of the costs that are being incurred to effect strategic, long-term change at the Company, these costs can vary significantly in amount and frequency based on the initiative being implemented and the extent of the use of professional services to support the initiative. We believe that by excluding these non-recurring costs associated with the integration of CMC, investors are provided with a measure that enhances the comparability of the Company’s underlying operating results period over period. Further, the Company’s management believes that using non-GAAP measures that exclude such costs is a useful supplement for investors to GAAP disclosures because they enhance the understanding of trends in operating the business without the effect of non-recurring costs associated with certain strategic initiatives related to the CMC acquisition.

Based on our understanding of the requests made in your comments and on our responses and undertakings concerning future disclosures in this letter, we do not anticipate amending any past filings, but we will make the enhanced disclosures discussed in this letter in future filings as appropriate.

Very truly yours,

ENTEGRIS, INC.

/s/ Gregory B. Graves
By: Gregory B. Graves
Chief Financial Officer

ENTEGRIS PROPRIETARY AND CONFIDENTIAL – INTERNAL